Exhibit 99.1
News Release
www.srtelecom.com
For more information:

William E. Aziz, Interim President and CEO	Rick Leckner, Maison Brison
(514) 335-2429 Extension 4613	(514) 731-0000

SR Telecom Announces Third Quarter Results
Cost-saving initiatives and streamlined operations improve financial position

MONTREAL, November 16, 2005 - SR Telecom Inc. (TSX: SRX, Nasdaq: SRXA), a leading vendor of licensed OFDM solutions for broadband access networks with its symmetry® products, today announced its results for the third quarter and nine months ended September 30, 2005.

The third quarter was one of transition for SR Telecom as the Corporation’s revenue grew 5% to $38.3 million from the same period one year ago, as the result of increased shipments of orders delayed in the first half of the year. Net loss for the most recent quarter was $14.1 million, up from $4.0 million in the corresponding period a year ago, due primarily to restructuring charges and professional fees related to the convertible debentures. The net loss improved significantly over the second quarter of this year due in large part to the Corporation recent cost-saving initiatives and restructuring initiatives.

“SR Telecom has experienced a very difficult period and we are beginning to see some tangible results thanks to the dedicated efforts of our employees, the renewed support of the Corporation’s supplier network and the loyalty of our customer base,” said William Aziz, SR Telecom’s Interim President and Chief Executive Officer. “We have empowered a new executive management team to create a more agile organization. To this end, we have initiated aggressive cost cutting measures which are continuing, have dealt proactively with procurement issues and have adopted a customer-centric approach.”

Consolidated Third Quarter Results

Consolidated revenue for the third quarter totalled $38.3 million, representing a quarter-over-quarter increase of 116% and an increase of 5% from $36.4 million in the third quarter of fiscal 2004. The revenue increase is primarily as a result of delayed shipments in the first half of 2005 due to a longer-than-anticipated period to finalize the credit facility, as well as the effects of reduced supplier credit and production slow-down. The consolidated operating loss for the third quarter was $7.7 million, down significantly from $27.7 million in the previous quarter and compared to an operating loss of $10.4 million in the same period in 2004. Third quarter consolidated net loss was $14.1 million, or $0.80 net loss per share, compared to consolidated net losses of $30.7 million, or $1.74 net loss per share, and $4.0 million, or $0.23 net loss per share, in the previous quarter and the corresponding period a year ago, respectively.

Year-to-date, consolidated revenue was $73.8 million, compared to $99.2 million in the first nine months last year. The consolidated operating loss for the first nine months of the year reached $46.1 million, compared to $44.9 million in the same period a year ago. The year-to-date consolidated net loss totalled $58.5 million, or $3.32 net loss per share, compared to a consolidated net loss $44.2 million, or $2.71 net loss per share, in the prior period.

Net losses for the third quarter and first nine months of fiscal 2005 were impacted by one-time restructuring charges of $2.3 million, fees related to the convertible debentures of $4.4 million and provision of the Haiti receivable of $3.7 million. Without these items, consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) was a positive $3.9 million for the third quarter of 2005.

Core Wireless Solutions Segment

Third quarter revenue in SR Telecom’s core wireless solutions business was $33.5 million, compared to $31.7 million reported during the same period in 2004. Net loss for the third quarter totalled $14.1 million, compared to a $5.5 million net loss in the corresponding period last year. For the first nine months of 2005, revenue in the core wireless solutions business was $59.2 million, compared to $84.9 million in the same period last year. Net loss for the first nine months of fiscal 2005 totalled $55.4 million, compared to a net loss of $42.0 million in the prior period.

Selling, general and administrative (SG&A) expenses in the segment were $11.2 million for the third quarter of 2005, a $1.0 million increase compared to $10.2 million for the same period in 2004. For the nine-month period of fiscal 2005, SG&A expenses decreased to $30.6 million, versus $35.5 million in the first nine months of fiscal 2004. This was primarily due to the effects of the restructuring that was implemented in 2004 and 2005 offset, in part, by the provision for the Haiti receivable of $3.7 million.

As previously indicated, the Company has consolidated its research and development facilities. Principally as a result of this consolidation and a focus on developing WiMAX-ready and WiMAX products under the symmetry® brand while reducing development activities for legacy products, these expenses in the core wireless business decreased significantly from $6.2 million in the third quarter of 2004 to $3.2 million in the third quarter of 2005. For the first nine months of fiscal 2005, R&D expenses were reduced to $9.7 million, compared to $21.0 million in the corresponding period in fiscal 2004. The decreases were also attributable to the restructuring initiative that was implemented by the Company in 2004.

Telecommunications Service Provider Segment (CTR)

Revenue in Canadian dollars in the Corporation’s Chilean service provider, CTR, was basically flat at $4.8 million for the three months ended September 30, 2005, compared to $4.7 million for the three months a year ago. Net revenue in Chilean pesos was 2,191 million pesos for the third quarter of 2005 and 2,226 million pesos for the third quarter of 2004, a decrease of 35 million pesos or 1.5%. The decrease is partly attributable to the loss of a contract for the provision of data services to a competitor and an unfavourable change in the mix of access charges relating to higher-cost prepaid and long-distance traffic.

For the first nine months of fiscal 2005, CTR revenue increased slightly to $14.6 million, up from the $14.3 million reported for the first nine months of 2004. Net revenue in Chilean pesos was 6,810 million pesos for the first nine months of 2005 and 6,641 million pesos for the first nine months of 2004, an increase of 169 million pesos or 3%. The increase is attributable to the new access tariffs approved by the Chilean regulator, Subtel, which took effect March 1, 2004 as well as the expansion of urban wireless telecommunications services in several cities in Chile.

The CTR operating loss totalled $0.8 million in the third quarter of fiscal 2005, compared to operating earnings of $14,000 in the same period last year. The loss is the result of an increase to $5.6 million in operating expenses for the quarter, from $4.6 million for the three months the previous year. The increase is primarily due to higher tariffs for wire support as part of a new governmental decree. The net loss for the third quarter of 2005 was $8,000, compared to a net income of $1.5 million in the corresponding period in 2004.

For the first nine months of fiscal 2005, the CTR operating loss totalled $1.7 million, compared to operating earnings of $34,000 in the corresponding period in 2004. CTR’s net loss for the first nine months increased to $3.1 million, compared to a net loss of $2.3 million in the same period in 2004. The increase in net loss is primarily due to professional and legal fees of approximately $1.0 million related to the renegotiation of the CTR loans, which were extended for a period of three years as well as the new urban initiative.

EBITDA at CTR was $2.6 million for the third quarter and $4.1 million year-to-date, down from $3.7 million and $4.5 million, respectively, for the same periods in 2004.

Financial Position

The Corporation’s consolidated cash, including restricted cash, increased to $6.6 million at September 30, 2005, compared to $6.4 million at December 31, 2004. On May 19, 2005, an agreement was reached with certain debenture holders to provide up to $46.5 million (US$39.6 million) by way of a five-year secured credit facility. An amount of $39.6 (US$33.7 million) million was made available to the Corporation as at September 30, 2005. The remainder of the facility will be available to the Corporation, subject to approval of budgets and financial covenants when finalized with the lenders.

Further, the Corporation and the debenture holders have also exchanged all but $270,000 of the face value of the $71.0 million of the 8.15% debentures and approximately $4.6 million of accrued new interest into new 10% convertible redeemable secured debentures due October 15, 2011.

The Corporation still intends to file a preliminary prospectus relating to a rights offering to shareholders to subscribe for new common shares, subject to market conditions.

With the refinancing arrangements in place in relation to the credit facility, the debenture exchange and the potential rights offering, SR Telecom will have sufficient cash and cash equivalents, short-term investments, and cash from operations going forward to satisfy its working capital requirements and continue operations as a going concern for the next twelve months.

Outlook

“Progress is being made on several fronts but there remains much to be done to solidify operations and deliver the desired results. As the global marketplace continues to embrace emerging broadband wireless technologies such as ours, we are continuing to position ourselves to capitalize on our strong technology and our reputation among carriers and operators around the globe. We are working diligently with these customers to bring in new orders. It is anticipated that a portion of the expected fourth quarter revenues will now be pushed out to the first quarter of 2006,” commented Mr. Aziz.

Detailed financial results for SR Telecom’s third quarter of fiscal 2005 are filed with SEDAR and EDGAR and are also available on the Company’s website at www.srtelecom.com.

About SR Telecom

SR TELECOM designs, builds and deploys versatile, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in both urban and remote areas around the globe. With its principal offices in Montreal, Mexico City and Bangkok, SR Telecom products have been deployed in over 110 countries, connecting nearly two million people.

With its widely deployed symmetry® WiMAX-ready solution, SR Telecom provides fixed wireless access solutions for voice, data and Internet access applications.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies. For more information, visit www.srtelecom.com.

Conference Call

SR Telecom will host a conference call on Thursday, November 17, 2005 at 9:30 AM Eastern Standard Time to discuss these results and update investors on operating progress. SR Telecom Interim President and Chief Executive Officer William E. Aziz and Senior Vice-President, Finance and Chief Financial Officer David L. Adams will host the conference call, which will include a question and answer session. Investors, analysts and media wishing to participate in this call may dial (514) 807-8791 (Montreal and overseas) or 1-800-814-4890 (elsewhere in North America) fifteen minutes prior to the start time. For those who are unable to listen to the call live, a replay will be available on Thursday, November 17, 2005 as of 11:30 A.M. until 11:59 P.M. on Thursday, November 24, 2005 at 1-877-289-8525 (passcode 21164110#). A live and archived audio webcast of the call will also be available online at: www.srtelecom.com.

FORWARD-LOOKING STATEMENTS
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Corporation. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Corporation’s products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR Telecom and symmetry® are trademarks of SR Telecom Inc. All rights reserved 2005. All other trademarks are property of their owners.

Consolidated Balance Sheets
As at September 30th, 2005 and December 31st, 2004
(in thousands of dollars)

	2005	2004
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	4,479	4,549
Short-term restricted cash	2,117	1,394
Accounts receivable, net	49,264	47,500
Income taxes receivable	1,765	911
Inventory	34,728	59,556
Prepaid expenses and deposits	7,433	3,504
	99,786	117,414

Investment tax credits	13,150	13,150
Long-term accounts receivable, net	1,757	5,644
Long-term restricted cash	-	493
Property, plant and equipment, net	78,683	85,442
Intangible assets, net	3,818	4,494
Other assets, net	2,577	987
	199,771	227,624
Liabilities
Current liabilities
Accounts payable and accrued liabilities	41,745	55,682
Customer advances	1,624	1,932
Current portion of lease liability	7,435	5,043
Current portion of long-term debt	1,447	106,680
	52,251	169,337

Long-term credit facility	40,205	-
Long-term lease liability	-	3,577
Long-term liability	1,759	1,810
Long-term debt	33,882	260
Convertible redeemable secured debentures	39,040	-
	167,137	174,984
Shareholders' equity
Capital stock	219,653	219,653
Warrants	13,029	13,029
Equity component of convertible redeemable secured debenture	37,851	-
Contributed surplus	1,203	519
Deficit	(239,102)	(180,561)
	32,634	52,640

	199,771	227,624

Consolidated Statements of Earnings
(in thousands of dollars, except for per share amounts)

	For the Three Months ended September 30th,
	2005 (unaudited)			2004 Amended (unaudited)
	Wireless	Telecommunications		Wireless	Telecommunications
	Telecommunications	Service		Telecommunications	Service
	Products	Provider	Consolidated	Products	Provider	Consolidated
Revenue
Equipment	31,568	-	31,568	27,593	-	27,593
Services	1,912	-	1,912	4,124	-	4,124
Telecommunications	-	4,776	4,776	-	4,660	4,660
Total revenue	33,480	4,776	38,256	31,717	4,660	36,377

Cost of revenue
Equipment	21,692	-	21,692	17,754	-	17,754
Services	851	-	851	3,077	-	3,077
Total cost of revenue	22,543	-	22,543	20,831	-	20,831

Gross profit	10,937	4,776	15,713	10,886	4,660	15,546

Agent commissions	1,145	-	1,145	1,804	-	1,804
Selling, general and administrative expenses	11,162	5,595	16,757	10,184	4,646	14,830
Research and development expenses, net	3,215	-	3,215	6,175	-	6,175
Restructuring, asset impairment and other charges	2,307	-	2,307	3,096	-	3,096

Operating (loss) earnings	(6,892)	(819)	(7,711)	(10,373)	14	(10,359)

Finance charges, net	(8,163)	(822)	(8,985)	(1,465)	(638)	(2,103)
Gain on sale of long-term investment	-	-	-	3,444	-	3,444
Gain on settlement of claim	-	-	-	4,583	-	4,583
Gain (loss) on foreign exchange	793	1,633	2,426	(1,327)	2,118	791

(Loss) earnings before income taxes	(14,262)	(8)	(14,270)	(5,138)	1,494	(3,644)

Income tax recovery (expense)	172	-	172	(339)	-	(339)

Net (loss) income	(14,090)	(8)	(14,098)	(5,477)	1,494	(3,983)

Weighted average number of common shares
outstanding (in thousands)			17,610			17,610

Net loss per share, basic and diluted			(0.80)			(0.23)

Consolidated Statements of Earnings
(in thousands of dollars, except for per share amounts)

	For the Three Months ended September 30th
	2005 (unaudited)			2004 Amended (unaudited)
	Wireless	Telecommunications		Wireless	Telecommunications
	Telecommunications	Service		Telecommunications	Service
	Products	Provider	Consolidated	Products	Provider	Consolidated
Revenue
Equipment	50,989	-	50,989	70,284	-	70,284
Services	8,223	-	8,223	14,592	-	14,592
Telecommunications	-	14,629	14,629	-	14,306	14,306
Total revenue	59,212	14,629	73,841	84,876	14,306	99,182

Cost of revenue
Equipment	37,789	-	37,789	44,335	-	44,335
Services	4,533	-	4,533	8,726	-	8,726
Total cost of revenue	42,322	-	42,322	53,061	-	53,061

Gross profit	16,890	14,629	31,519	31,815	14,306	46,121

Agent commissions	2,056	-	2,056	4,481	-	4,481
Selling, general and administrative expenses	30,619	16,358	46,977	35,516	14,272	49,788
Research and development Expenses, net	9,736	-	9,736	20,983	-	20,983
Restructuring, asset impairment and other charges	18,855	-	18,855	15,815	-	15,815

Operating (loss) earnings	(44,376)	(1,729)	(46,105)	(44,980)	34	(44,946)

Finance charges, net	(11,412)	(2,267)	(13,679)	(3,731)	(2,130)	(5,861)
Gain on sale of long-term investment	-	-	-	3,444	-	3,444
Gain on settlement of claim	-	-	-	4,583	-	4,583
Gain (loss) on foreign exchange	461	866	1,327	(676)	(130)	(806)

Loss before income taxes	(55,327)	(3,130)	(58,457)	(41,360)	(2,226)	(43,586)

Income tax expense	(84)	-	(84)	(637)	(25)	(662)

Net loss	(55,411)	(3,130)	(58,541)	(41,997)	(2,251)	(44,248)

Weighted average number of common shares
outstanding(in thousands)			17,610			16,320

Net loss per share, basic and diluted			(3.32)			(2.71)

Consolidated Statements of Deficit
For the Nine Months ended September 30th,

(in thousands of dollars)
	2005	2004
		Amended
	(unaudited )	(unaudited )

Deficit, beginning of period as previously reported	(180,561)	(90,941)

Cumulative effect of adoption of new accounting policy (note 3)	-	(272)

Deficit, beginning of period as restated	(180,561)	(91,213)

Net loss	(58,541)	(44,248)
Share issue costs	-	(3,214)

Deficit, end of period	(239,102)	(138,675)

Consolidated Statements of Cash Flows
For the Three Months ended September 30th,
(in thousands of dollars)

	2005	2004
		Amended
	(unaudited)	(unaudited)
Cash flows used in operating activities
Net loss	(14,098)	(3,983)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,159	3,131
Loss on disposal of property, plant and equipment	379	2
Asset write-down	110	717
Non-cash financing charges	4,717	-
Gain on sale of long-term investment	-	(3,444)
Gain on settlement of claim	-	(4,583)
Stock-based compensation	545	73
Future income taxes	-	(134)
Changes in operating assets and liabilities:
Increase in long-term accounts receivable	-	(1,674)
(Increase) decrease in non-cash working capital items	(21,779)	3,714
Unrealized foreign exchange	(1,759)	(1,901)
Net cash used in operating activities	(28,726)	(8,082)

Cash flows from (used in) financing activities
Increase in long-term credit facility	28,807	-
Increase in long-term debt	174	-
Repayment of long-term lease liability	-	(1,357)
Increase in other assets	(538)	-
Net cash from (used in) financing activities	28,443	(1,357)

Cash flows (used in) from investing activities
(Increase) decrease in restricted cash	(72)	230
Purchase of property, plant and equipment	(1,140)	(1,476)
Proceeds on sale of property, plant and equipment	826	417
Purchase of short-term investments	-	(3,340)
Proceeds on sale of short-term investments	-	7,935
Proceeds on sale of long-term investments	-	3,444
Net cash (used in) from investing activities	(386)	7,210

Decrease in cash and cash equivalents	(669)	(2,229)

Cash and cash equivalents, beginning of period	5,148	10,561

Cash and cash equivalents, end of period	4,479	8,332

Supplemental Information
Cash paid for:
Interest	1,563	4,030
Income taxes	6	4

Consolidated Statements of Cash Flows
For the Nine Months ended September 30th,
(in thousands of dollars)

	2005	2004
		Amended
	(unaudited)	(unaudited)
Cash flows used in operating activities
Net loss	(58,541)	(44,248)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	8,972	9,512
Restructuring, asset impairment and other charges (note 5)	16,548	2,134
Loss (gain) on disposal of property, plant and equipment	315	(81)
Asset write-down	240	-
Non-cash financing charges	8,779	-
Gain on sale of long-term investment	-	(3,444)
Gain on settlement of claim	-	(4,583)
Stock-based compensation	684	185
Future income taxes	-	301
Changes in operating assets and liabilities:
Increase in long-term accounts receivable	-	(103)
(Increase) decrease in non-cash working capital items	(8,803)	5,919
Unrealized foreign exchange	(1,354)	(859)
Net cash used in operating activities	(33,160)	(35,267)

Cash flows from financing activities
Issuance of long-term credit facility	41,193	-
Issuance of long-term debt	324	-
Repayment of bank indebtedness	-	(3,000)
Repayment of long-term lease liability	(1,314)	(4,208)
Repayment of long-term debt	-	(5,367)
Proceeds from issue of shares and warrants, net of share issue costs	-	46,787
Increase in other assets	(5,296)	-
Net cash from financing activities	34,907	34,212

Cash flows (used in) from investing activities
(Increase) decrease in restricted cash	(723)	1,777
Purchase of property, plant and equipment	(2,252)	(3,871)
Proceeds on sale of property, plant and equipment	1,158	648
Purchase of short-term investments	-	(44,553)
Proceeds on sale of short-term investments	-	43,508
Proceeds on sale of long-term investments	-	3,444
Net cash (used in) from investing activities	(1,817)	953

Decrease in cash and cash equivalents	(70)	(102)

Cash and cash equivalents, beginning of period	4,549	8,434

Cash and cash equivalents, end of period	4,479	8,332

Supplemental Information
Cash paid for:
Interest	2,967	8,454
Income taxes	47	112